SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                           OCWEN FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   675746 10 1
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)



                                William C. Erbey
                         1675 Palm Beach Lakes Boulevard
                         West Palm Beach, Florida 33401
                                 (561) 681-8000

--------------------------------------------------------------------------------
                  (NAME, ADDRESS, TELEPHONE NUMBER OF PERSONS
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               September 25, 1996
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                               Page 1 of 11 Pages

-----------------------------------                        ---------------------
CUSIP No.  675746 10 1                       13D              Page 2 of 11 Pages

-----------------------------------                        ---------------------


--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     William C. Erbey
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     PF, SC
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
     ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   NUMBER OF SHARES       7          SOLE VOTING POWER
  BENEFICIALLY OWNED
   BY EACH REPORTING                   1,203
      PERSON WITH      ---------------------------------------------------------
                          8          SHARED VOTING POWER

                                      9,852,870
                       ---------------------------------------------------------
                          9          SOLE DISPOSITIVE POWER

                                       1,203
                       ---------------------------------------------------------
                         10          SHARED DISPOSITIVE POWER

                                      9,852,870
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,854,073
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.6%
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

-----------------------------------                        ---------------------
CUSIP No.  675746 10 1                       13D             Page 3 of 11 Pages

-----------------------------------                        ---------------------


--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    E. Elaine Erbey
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO     [ ]
    ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
  NUMBER OF SHARES          7     SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING                 0
     PERSON WITH        --------------------------------------------------------
                            8     SHARED VOTING POWER

                                   6,848,790
                        --------------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                    0
                        --------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                   6,848,790
--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,848,790
--------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.6%
--------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------

-----------------------------------                        ---------------------
CUSIP No.  675746 10 1                       13D              Page 4 of 11 Pages

-----------------------------------                        ---------------------



--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     FF Plaza Partners
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
     ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF SHARES           7   SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING                0
     PERSON WITH          ------------------------------------------------------
                             8   SHARED VOTING POWER

                                  6,848,790
                          ------------------------------------------------------
                             9   SOLE DISPOSITIVE POWER

                                   0
                          ------------------------------------------------------
                            10   SHARED DISPOSITIVE POWER

                                  6,848,790
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,848,790
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      22.6%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

-----------------------------------                        ---------------------
CUSIP No.  675746 10 1                       13D              Page 5 of 11 Pages

-----------------------------------                        ---------------------


--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Delaware Permanent Corporation
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO     [ ]
    ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
  NUMBER OF SHARES                 7          SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING                             0
     PERSON WITH          ------------------------------------------------------
                                   8          SHARED VOTING POWER

                                               6,848,790
                          ------------------------------------------------------
                                   9          SOLE DISPOSITIVE POWER

                                                0
                          ------------------------------------------------------
                                  10          SHARED DISPOSITIVE POWER

                                               6,848,790
--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,848,790
--------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]


--------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.6%
--------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------

-----------------------------------                        ---------------------
CUSIP No.  675746 10 1                       13D              Page 6 of 11 Pages

-----------------------------------                        ---------------------


--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Erbey Holding Corporation
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                (b) [ ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
     ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF SHARES                 7          SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING                             0
     PERSON WITH          ------------------------------------------------------
                                   8          SHARED VOTING POWER

                                               3,004,080
                          ------------------------------------------------------
                                   9          SOLE DISPOSITIVE POWER

                                                0
                          ------------------------------------------------------
                                  10          SHARED DISPOSITIVE POWER

                                               3,004,080
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,004,080
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.9%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

-----------------------------------                        ---------------------
CUSIP No.  675746 10 1                       13D              Page 7 of 11 Pages

-----------------------------------                        ---------------------



ITEM 1.  SECURITY AND ISSUER
----------------------------

         The securities as to which this Schedule 13D ("Schedule") relate are the shares of common stock, $0.01 par value per share ("Common Stock"), of Ocwen Financial Corporation (the "Issuer"). The address of the Issuer's principal executive office is 1675 Palm Beach Lakes Boulevard, West Palm Beach, Florida 33401.

ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

         This Schedule is filed by William C. Erbey, his spouse E. Elaine Erbey, FF Plaza Partners, a Delaware partnership ("FF Plaza"), Delaware Permanent Corporation, a Delaware corporation ("Delaware Permanent") and Erbey Holding Corporation, a Delaware corporation ("Erbey Holding")(collectively, the "Reporting Persons").

         The partners of FF Plaza are Mr. and Mrs. Erbey and Delaware Permanent. Delaware Permanent and Erbey Holding are wholly owned by Mr. Erbey.

         Mr. and Mrs. Erbey's business address is 1675 Palm Beach Lakes Boulevard, West Palm Beach, Florida 33401. The business address of each of FF Plaza, Delaware Permanent and Erbey Holding is 2400 Lemoine Avenue, Fort Lee, New Jersey 07024.

         Mr. Erbey is the Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer. Mrs. Erbey is retired. Each of FF Plaza, Delaware Permanent and Erbey Holding is a holding company for the investment of securities.

         None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

         Mr. and Mrs. Erbey are United States citizens.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
----------------------------------------------------------

         On September 6, 1996, the Issuer loaned Mr. Erbey funds to exercise vested stock options to purchase 924,640 shares of Common Stock. Mr. Erbey issued notes to the Issuer in the amount of $2.2 million, which bear interest at 10.5% per annum, are payable in two

-----------------------------------                        ---------------------
CUSIP No.  675746 10 1                       13D              Page 8 of 11 Pages

-----------------------------------                        ---------------------



equal installments on March 1, 1998 and March 1, 1999 and is secured by the related shares of Common Stock. At the same time, the Issuer also agreed to loan Mr. Erbey, on the same terms, up to $594,000 to fund the payment of additional taxes owed in connection with the exercise of the stock options. Both of these loans were subsequently repaid. Prior to the Issuer's initial public offering, FF Plaza acquired its shares of Common Stock in December 1991 and Erbey Holding acquired its shares of Common Stock in March 1988. Mr. Erbey was granted 801 and 402 shares of Common Stock in October 1996 and July 1997, respectively, pursuant to the Company's Directors Stock Plan.


ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

         Mr. Erbey is presently the Chairman of the Board, President and Chief Executive Officer of the Issuer. Mr. Erbey intends to continue to participate in the management and operations of the Issuer. The Reporting Persons believe that the shares of Common Stock are an attractive investment and acquired the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control.

         The Reporting Persons currently have no plans or proposals (excluding action which may be taken or proposed to be taken by the board of directors of the Issuer of which Mr. Erbey is a member) which relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

-----------------------------------                        ---------------------
CUSIP No.  675746 10 1                       13D              Page 9 of 11 Pages

-----------------------------------                        ---------------------



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

         As of September 30, 1997, 30,252,610 shares of Common Stock were outstanding.

         Mr. Erbey beneficially owns 9,854,073 shares of Common Stock of the Issuer which represents approximately 32.6% of the outstanding shares of Common Stock. Such amount includes 1,203 shares which are held directly by Mr. Erbey for which he has sole voting and dispositive power, 6,848,790 shares held by FF Plaza for which Mr. Erbey shares voting and dispositive power with Mrs. Erbey and Delaware Permanent, and 3,004,080 shares held by Erbey Holding, with whom Mr. Erbey shares voting and dispositive power.

         FF Plaza beneficially owns 6,848,790 shares of Common Stock of the Issuer which represents approximately 22.6% of the outstanding shares of Common Stock. Such shares are also deemed to be beneficially owned by the partners of FF Plaza, Mr. and Mrs. Erbey and Delaware Permanent, among which voting and dispositive power is shared.

         Erbey Holding beneficially owns 3,004,080 shares of Common Stock of the Issuer which represents approximately 9.9% of the outstanding shares of Common Stock. Erbey Holding shares voting and dispositive power over such shares with Mr. Erbey who owns all of the outstanding stock of Erbey Holding.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
--------------------------------------------------------------------------------

         None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, other than the note described in Item 3 above and agreements pertaining to issuances pursaunt to the Issuer's stock benefit plans. Mr. Erbey is the Chairman of the Board, President and Chief Executive Officer of the Issuer and has in the past and intends in the future to exercise his vote and to serve the Issuer in an independent manner, and to vote his shares of Common Stock individually and not pursuant to any understanding, arrangement or agreement with any other persons. Mr. Erbey may be granted stock options or stock in the future pursuant to the Issuer's stock benefit plans.

-----------------------------------                        ---------------------
CUSIP No.  675746 10 1                       13D             Page 10 of 11 Pages

-----------------------------------                        ---------------------


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

         The following exhibits are included as exhibits to this Schedule:

         The joint filing agreement among the Reporting Persons is included on the signature page.

-----------------------------------                        ---------------------
CUSIP No.  675746 10 1                       13D             Page 11 of 11 Pages

-----------------------------------                        ---------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

         The undersigned hereby agree that this Statement on Schedule 13D filed on or about this date with respect to the beneficial ownership of shares of Common Stock of Ocwen Financial Corporation is being filed jointly on behalf of each of the persons and entities named below.


October 29, 1997

                                                  /s/ WILLIAM C. ERBEY
                                                  ---------------------------
                                                      William C. Erbey


                                                  /s/ E. ELAINE ERBEY
                                                  ---------------------------
                                                      E. Elaine Erbey


                                                  FF PLAZA PARTNERS


                                                  By: /s/ WILLIAM C. ERBEY
                                                     ---------------------------
                                                          William C. Erbey


                                                  DELAWARE PERMANENT CORPORATION


                                                  By: /s/ WILLIAM C. ERBEY
                                                     ---------------------------
                                                          William C. Erbey


                                                  ERBEY HOLDING CORPORATION


                                                  By:  /s/ WILLIAM C. ERBEY
                                                     ---------------------------
                                                           William C. Erbey